UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2010

Commission File Number  001-04192

KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)

Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - [  ]

BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. (the “Company”)
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2.                                Date of Material Change

January 6, 2010.

Item 3.                                News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release, dated January 6, 2010, disseminated through PR Newswire.

Item 4.                                Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced today that it intends to restructure the Company into two distinct legal entities: (1) a mineral royalty company and (2) an industrial plant technology, equipment and service company (the “Arrangement”).  Subject to receipt of all necessary approvals, the transactions will take place by way of a distribution to the Company’s shareholders, on a pro rata basis, of all of the Company’s common shares of its subsidiary, KHD Humboldt Wedag (Deutschland) AG (“KID”), which will own all of the Company’s industrial plant technology, equipment and service assets.

The proposed Arrangement requires regulatory and court approval under the provisions of the British Columbia Business Corporations Act, as well as approval by the shareholders of the Company and other statutory requirements customary for transactions of this type. The Company will apply to the Supreme Court of British Columbia to obtain an interim order providing, amongst other things, for the calling and holding of a special meeting of shareholders of the Company to seek approval for the Arrangement.  The Company expects to hold this special meeting on March 22, 2010.  Further information concerning the Arrangement will be available in the Company’s management information circular to be filed with the Securities and Exchange Commission at www.sec.gov and with Canadian securities regulators on SEDAR at www.sedar.com.

Item 5.1                      Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached news release.

Item 5.2                      Disclosure for Restructuring Transactions
This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.
Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.
Not applicable.

Item 6.                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.                                Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Item 8.                                Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Jouni Salo
President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)

Item 9.                                Date of Report

January 7, 2010

News Release

______________________________________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. TO INCREASE SHAREHOLDERS’ VALUE BY
DIVIDING THE COMPANY INTO TWO ENTITIES

– A Mineral Royalty Company and an Industrial Plant Technology, Equipment and Service Company –

NEW YORK (January 6, 2010) . . . Based on a study undertaken to determine ways to best enhance long term shareholder value, the Board of Directors of KHD Humboldt Wedag International Ltd. (“KHD” or the “Company”) (NYSE: KHD) today announces that it intends to restructure the KHD into two distinct legal entities: (1) a mineral royalty company and (2) an industrial plant technology, equipment and service company (the “Arrangement”). Subject to receipt of all necessary approvals, the transactions will take place by way of a distribution to KHD’s shareholders, on a pro rata basis, of all of KHD’s common shares of its subsidiary, KHD Humboldt Wedag (Deutschland) AG (“KID”), which will own all of KHD’s industrial plant technology, equipment and service assets.

Under the proposed structure, the new mineral royalty company, which would change its name from KHD to Terra Nova Royalty Corporation (“Terra Nova”), would continue to receive royalty payments from the Wabush Iron Ore Mine (the “Wabush”) in the province of Newfoundland and Labrador, Canada under a master lease that terminates in the year 2055. Wabush has been a producing mine since 1956, and currently has proven reserves of 75 million tons representing approximately 15-year production based on historical production.

Management intends to institute a dividend policy for Terra Nova shareholders. Terra Nova intends to focus on:

•	acquiring additional existing mineral royalties;
•	providing capital for the exploration, development and construction of iron ore and other
•	metals mines in exchange for royalties;
•	monetizing metal by-product streams from either operating mines or projects under development; and
•	providing acquisition financing to established operating companies in return for a royalty on acquired properties.

- MORE –

_____________________________________________________________________

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286 ex 224
	joe@allencaron.com	randall.r@khd.de
or
Brian Kennedy (media)
1 (212) 691-8087
brian@allencaron.com

Subject to obtaining all necessary approvals, Terra Nova intends to maintain its listing on the New York Stock Exchange (the “NYSE”) and will continue to trade the “regular way”.

Concurrently all of KHD’s industrial plant technology, equipment and service operations, KID, will be listed on the regulated market of the Frankfurt Stock Exchange (the “FSE”). Management will focus on enhancing the traditional cement business through an expansion of current activities in the rapidly growing Indian market. This company will further strengthen its operational and management base in New Delhi, India, as well as add additional resources in other fast-growing emerging markets such as Russia. The company’s main engineering centre of excellence in Cologne, Germany will have a primary focus on developing further the company’s leading process know-how and product engineering capabilities.

KID will also forge strategic alliances with complementary international partners to offer innovative solutions, including engineering procurement construction solutions, and develop new, environmentally friendly technologies for our customer base.

A subsequent European public offering of KID shares is planed to be completed for an additional ten percent of its capital in order to create greater liquidity in the European market, and the KID shares will begin trading on the FSE on a “when-issued” basis. The FSE listing of KID is expected to be completed in March, 2010.

The two companies resulting from the Arrangement will have the following attributes that will contribute to maximizing market value and creating additional long-term value for KHD shareholders. All dollar figures are in U.S. dollars on a pro form basis:

(1) Terra Nova (Mineral Royalty Business)

•	Base for growth through acquisitions of other royalty streams.
•	Experienced management.
•	Debt free.
•	Cash of US$113 million.
•	Existing royalty stream now enhanced with a single owner, stated capital expenditures, expanded workforce, increased production and a new and enhanced reserve calculation.
•	Updated reserves of 75 million tons of iron ore with an estimated mine life of at least 15 years based on historical production.
•	Dividend policy.

(2) KID (Industrial Plant Technology, Equipment and Service Business)

•	Experienced management team which has completed an internal restructuring after the recent financial crisis.
•	Enhanced customer care by adding new customer service centers and resources in the growing emerging markets.
•	Primary focus on the fast developing Indian market.
•	Additional management and operational resources in New Delhi, India.
•	The centre of excellence for process and product engineering in Cologne, Germany will be strengthened in order to add growth in quality engineering.
•	Expanded business model for service and spare parts to capitalize on KHD’s installed base of over 490 cement plants worldwide and to complement existing operations.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. TO INCREASE SHAREHOLDERS’ EQUITY BY DIVIDING THE COMPANY PAGE 2/5

•	Strategic alliances with international partners to develop and market new technologies with a strong environmental focus.
•	Strategic alliances with international partners to offer EPC solutions to our customers.
•	Technology driven, primarily in the environmental, pyro-processing and grinding areas.
•	Adequate bonding lines.

The Company commented, “We have studied various ways to increase value for KHD’s shareholders and we believe that through this transaction, the sum of the parts has greater value than the whole. What precipitated us to take this action now were the significant changes at Wabush. Cliffs Natural Resources Inc. recently announced that it would acquire a 100 percent stake in the mine from its two partners, and also updated existing reserves to 75 million tons of iron ore which implies an estimated mine life of at least 15 years based on historical production. This changed the way we looked at the new now more clearly defined segments of KHD.” Canadian and United States shareholders of KHD are urged to consult their tax advisors with respect to federal, local and foreign tax consequences.

KHD intends to hold investor information meetings during the third week of February 2010.

The proposed Arrangement requires court approval under the provisions of the British Columbia Business Corporations Act, as well as approval by the shareholders of KHD and other statutory requirements customary for transactions of this type. KHD will apply to the Supreme Court of British Columbia to obtain an interim order providing, amongst other things, for the calling and holding of a special meeting of shareholders of KHD to seek approval for the Arrangement. KHD expects to hold this special meeting on March 22, 2010. Further information concerning the Arrangement will be available in the KHD management information circular to be filed with the Securities and Exchange Commission at www.sec.gov and with Canadian securities regulators on SEDAR at www.sedar.com.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant technology, equipment and service industry, and specializes in the cement industry. To obtain further information about KHD, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding KHD’s planned restructuring. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include management’s current expectations, estimates and assumptions about the potential benefits of the Arrangement, the areas that the resulting legal entities will focus on, the common shares of KID to be distributed to the shareholders of KHD, and that the restructuring will increase value for KHD shareholders, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the failure to obtain any necessary approvals for the restructuring, (2) the timing and extent of the restructuring, (3) potential negative financial impact from

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. TO INCREASE SHAREHOLDERS’ EQUITY BY DIVIDING THE COMPANY PAGE 3/5

regulatory investigations, claims, lawsuits and other legal proceedings and challenges related to the restructuring, (4) a decrease in Wabush’s estimated reserves or mine life or in the Wabush royalty, (5) the uncertainty of government regulation and politics in India and other markets, (6) the inability to successfully expand in the Indian market, (7) continuing decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (8) a decrease in the demand for cement, minerals and related products, (9) the number of competitors with competitively priced products and services, (10) product development or other initiatives by our competitors, (11) shifts in industry capacity, (12) fluctuations in foreign exchange and interest rates, (13) fluctuations in availability and cost of raw materials or energy, (14) delays in the start of projects, (15) delays in the implementation of projects and disputes regarding the performance of our services, and (16) other factors beyond our control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section in our Form 6-K filed with the Securities and Exchange Commission and the “Risks and Uncertainties” section in our MD&A filed with Canadian securities regulators.

- UNAUDITED PRO FORMA FINANCIAL TABLE FOLLOWS -

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. TO INCREASE SHAREHOLDERS’ EQUITY BY DIVIDING THE COMPANY PAGE 4/5

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.
PRO FORMA CONSOLIDATED BALANCE SHEETS
As of September 30, 2009
(U.S. Dollars in Thousands)
(Unaudited)

	Royalty Group	Industrial Group

ASSETS

Current Assets
Cash and cash equivalents	$112,540	$294,883
Other receivables	7,799	292,698
Total current assets	120,339	587,581

Non-current Assets	221,842	7,426

Total Assets	$342,181	$595,007

LIABILITIES & SHAREHOLDERS’ EQUITY

Current liabilities	$5,320	$390,270

Long-term liabilities	50,176	83,444

Total liabilities	55,496	473,714

Shareholders’ Equity	286,685	121,293

	$342,181	$595,007

OTHER FINANCIAL HIGHLIGHTS

Working capital	$115,019	$197,311

Book value per share	$9.43	$3.99

Note: This pro forma balance sheet is prepared giving effect to the restructuring of the Company into a mineral royalty company (royalty group) and an industrial plant technology, equipment and service company (industrial group). The pro forma balance sheet for the mineral royalty company reflects an upward revaluation of the royalty assets and the mineral royalty company expects to recognize the revaluation adjustment in its financial statements when the mineral royalty company adopts International Financial Reporting Standards on or before January 1, 2011, though it is not recognized in the Canadian accounting. The royalty assets were revalued because the operator recently updated existing reserves to 75 million tons of iron ore which implies an estimated mine life of at least 15 years based on historical production. As at September 30, 2009, the Company’s royalty assets were presented on its historical balance sheet at $27 million. This is reconciled to the pro forma value of $200 million by valuing the royalty interest using a discount cash flow model with forecast revenues to 2023 at a discount rate of 8% p.a., resulting in an upward revaluation of $173 million.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD. TO INCREASE SHAREHOLDERS’ EQUITY BY DIVIDING THE COMPANY PAGE 5/5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

By  /s/ Jouni Salo
Jouni Salo, President and Chief Executive Officer
Date: January 29, 2010

By  /s/ Alan Hartslief
Alan Hartslief, Chief Financial Officer
Date: January 29, 2010